                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                                  PSINET, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 per share par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    74437C101
                    -----------------------------------------
                                 (CUSIP Number)


   Jeffrey C. Smith                           with a copy to:
   General Counsel                            Michael P. Whalen, Esq.
   IXC Communications, Inc.                   Riordan & McKinzie
   1122 Capital of Texas Highway South        695 Town Center Drive, Suite 1500
   Austin, Texas 78746                        Costa Mesa, California  92626
   (512) 328-1112                             (714) 433-2618
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  July 6, 1999
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------                                  -----------------------
CUSIP No. 74437C101                                       PAGE 2 OF 6 PAGES
-----------------------                                  -----------------------


--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      IXC INTERNET SERVICES, INC.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      00 (See Item 3)
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          10,229,789 (See Item 5)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          10,229,789 (See Item 5)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      10,229,789 (See Item 5)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      15.8%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------                                  -----------------------
CUSIP No. 74437C101                                       PAGE 3 OF 6 PAGES
-----------------------                                  -----------------------


--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      IXC COMMUNICATIONS SERVICES, INC.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      00 (See Item 3)
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          10,229,789 (See Item 5)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          10,229,789 (See Item 5)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      10,229,789 (See Item 5)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      15.8%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------                                  -----------------------
CUSIP No. 74437C101                                       PAGE 4 OF 6 PAGES
-----------------------                                  -----------------------


--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      IXC COMMUNICATIONS INC.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      00 (See Item 3)
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          10,229,789 (See Item 5)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          10,229,789 (See Item 5)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      10,229,789 (See Item 5)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      15.8%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                            STATEMENT ON SCHEDULE 13D


        This Amendment No. 3 amends and supplements the statement on Schedule 13D filed on March 10, 1998, as amended by Amendment No. 1 thereto filed on June 17, 1999, and Amendment No. 2 filed on June 29, 1999 by IXC Internet Services, Inc., a Delaware corporation ("Internet"), IXC Communications Services, Inc., a Delaware corporation ("Services"), and IXC Communications, Inc., a Delaware corporation ("IXC"), in respect of the common stock, par value $0.01, CUSIP No. 74437C101 (the "Common Stock"), of PSINet, Inc., a Delaware corporation (the "Issuer"). Internet, Services and IXC are collectively referred to herein as the "Filing Persons." Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them to them in the initial filing.

Item 5. Interest in Securities of The Issuer.

        Item 5 is hereby amended to add the following:

        (c) On July 9, 1999, Merrill Lynch International ("MLI") made a payment to Internet of $59,750,860.68 under a forward-purchase contract in connection with the forward sale of the Issuer's Common Stock as described in Item 6.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of The Issuer.

        Item 6 is hereby amended to add the following:

        Since the filing of Amendment No. 2 to Schedule 13D, Internet and MLI have implemented a forward-purchase arrangement with respect to 1,500,000 shares of the Issuer's Common Stock pursuant to a Confirmation of OTC Transaction (the "Confirmation"), a copy of which is attached as Exhibit 1 hereto. The transaction will be settled in the first quarter of 2002, or sooner upon the occurrence of certain specified events. Internet may settle in cash or in shares of the Issuer's Common Stock, at Internet's option. The amount of cash or number of shares to be paid in settlement will be calculated according to a formula specified in the Confirmation. See Exhibit 1 and the Master Agreement filed with the Commission as Exhibit 4 to Amendment No. 2 to Schedule 13D for further details.


Item 7. Material to be Filed as Exhibits.

               The Filing Persons file as an exhibit the following:

        Exhibit 1: Confirmation of OTC Transaction between MLI and Internet to be filed via amendment.






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                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  July 16, 1999             IXC INTERNET SERVICES, INC.


                                       /s/ JEFFREY C. SMITH
                                       ----------------------------------------
                                       By:  Jeffrey C. Smith

                                            Its: Senior Vice President,
                                                 General Counsel and Secretary

                                  IXC COMMUNICATIONS SERVICES, INC.


                                       /s/ JEFFREY C. SMITH
                                       ----------------------------------------
                                       By:  Jeffrey C. Smith

                                            Its: Senior Vice President,
                                                 General Counsel and Secretary


                                  IXC COMMUNICATIONS, INC.


                                       /s/ JEFFREY C. SMITH
                                       ----------------------------------------
                                       By:  Jeffrey C. Smith

                                            Its: Senior Vice President,
                                                 General Counsel and Secretary












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